Partners (admitted in Hong Kong)

Justin M. Dolling[5]

David Patrick Eich[1,4,5]

Douglas S. Murning[5]

Nicholas A. Norris[5]

John A. Otoshi[3]

Jamii Quoc[7]

Jesse D. Sheley[1]

Steven Tran[5,6]

Dominic W.L. Tsun[3,5]

Li Chien Wong

Ashley Young[5]

David Yun[5,6]

Registered Foreign Lawyers

Pierre-Luc Arsenault[3]

Christopher Braunack[5]

Albert S. Cho[3]

Liu Gan[2]

Matthew P. Gerber[3]

Benjamin Su3

Qiuning Sun[3]

Shichun Tang[3]

David Zhang[3]

Fan Zhang[1]

26th Floor, Gloucester Tower The Landmark 15 Queen's Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com

July 26, 2013

VIA CORRESPONDENCE

Mr. Jay Mumford Ms. Mary Beth Breslin Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	ReneSola Ltd Registration Statement on Form F-3 Filed on June 28, 2013 File No. 333-189650

Dear Mr. Mumford and Ms. Breslin:

On behalf of our client, ReneSola Ltd, a British Virgin Islands company (the “Company”), we provide the Company’s responses to the comments contained in the letter dated July 19, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form F-3 (File No. 333-189650) filed with the Commission on June 28, 2013 (the “Registration Statement”).

On behalf of the Company, we wish to thank you and other members of the Staff for your prompt response to the Company’s request for comments.

For your ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

1. Admitted in the State of Illinois (U.S.A.)

2. Admitted in the Commonwealth of Massachusetts (U.S.A.)

3. Admitted in the State of New York (U.S.A.)

4. Admitted in the State of Wisconsin (U.S.A.)

5. Admitted in England and Wales

6. Admitted in New South Wales (Australia)

7. Admitted in Victoria (Australia)

Chicago	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Division of Corporation Finance
Securities and Exchange Commission

July 26, 2013

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meaning set forth in the Registration Statement, and the page numbers set forth below refer to the page numbers of the Registration Statement.

Our Company, page 5

1.	Please expand your summary to discuss industry trends that have had or are expected to have a material impact on your business or results from operations. For instance, we note your Form 20-F disclosure that a majority of your module sales in 2012 were made to distributors in Europe, and that Europe “remained [y]our most important market.” Accordingly, please revise your summary to discuss the European Union anti-dumping tariffs on modules manufactured in China.

In response to the Staff’s comment, the Company proposes to revise its Registration Statement by adding the following two paragraphs to the Overview subsection on page 5 of the Registration Statement:

As we continue to expand our sales internationally, we are increasingly exposed to factors affecting sales of solar power products in international markets, including, among other things, any trade actions initiated by the Chinese or foreign governments and any resulting anti-dumping and countervailing duties or trade tariffs imposed on imports or exports of solar products or materials. On June 4, 2013, the European Union, or the EU, imposed provisional anti-dumping duties on Chinese solar panels at the starting rate of 11.8 percent until August 6, 2013, and then from that date, an increased rate of 47.6 percent. Definitive measures, which could change the anti-dumping duty rate, are due December 5, 2013. The EU began a parallel anti-subsidy investigation on November 8, 2012. Provisional measures in that case are due August 7, 2013, and definitive measures in December 2013. The governmental authorities of China and the EU are negotiating a possible settlement of this dispute. As a result of our continuing efforts to expand our production base in order to mitigate risks of country concentration, we expect only a small portion of our PV modules sold into the EU in 2013 to be initially subject to such anti-dumping duties and we expect all of our PV modules sold into the EU to be produced outside of China by the end of 2013 and hence not subject to such anti-dumping duties. Therefore, we do not expect the anti-dumping duties imposed by the EU to have a material impact on our results of operations or financial condition.

 Division of Corporation Finance
Securities and Exchange Commission

July 26, 2013

On July 18, 2013, the Chinese Ministry of Commerce announced that it would impose preliminary tariffs on imports of solar-grade polysilicon at rates as high as 57 percent for U.S. suppliers and 48.7 percent for South Korean suppliers. We do not expect such tariffs imposed by the Chinese authorities on polysilicon imports to materially increase our production costs as we expect only approximately 6.5% of the total amount of our polysilicon supply in 2013 to be purchased from OCI Company Ltd., our only supplier that is located in South Korea and which is subject to a 2.4 percent tariff imposed by China, and we do not import any polysilicon from the United States. We source most of our polysilicon from domestic suppliers in China, international suppliers located outside of the United States and South Korea, as well as internally from our own polysilicon manufacturing facility in Meishan, Sichuan Province.

The Company also respectfully submits that it has disclosed in greater detail the risks and potential impact of anti-dumping duties, trade tariffs and other international trade actions on its results of operations and financial condition in its annual report on Form 20-F for the year ended December 31, 2012 filed with the Commission on April 26, 2013 under the heading “Risk Factors ― If we are unable to effectively manage risks related to international sales, our ability to expand our business abroad would be materially and severely impaired.”

Exhibit 5.1

2.	Regarding the opinion in paragraph 4(b), please file an opinion of counsel that also addresses whether a shareholder may become liable for assessments or calls on the security by the registrant’s creditors. For guidance, please refer to Section II.B.1.c of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company is submitting herewith a revised opinion of its BVI counsel that addresses whether a shareholder may become liable for assessments or calls on the security by the Company’s creditors, which opinion is to be filed as Exhibit 5.1 to the Company’s Registration Statement.

* * *

Division of Corporation Finance
Securities and Exchange Commission

July 26, 2013

If you have any additional questions or comments, please contact the undersigned at +852 3761-3318 (work) or +852 9124-8324 (mobile) or david.zhang@kirkland.com (e-mail) or Benjamin Su of Kirkland & Ellis at +852 3761-3306 (work) or +852 9881-9371 (mobile) or benjamin.su@kirkland.com (e-mail).

Very truly yours,

/s/ David Zhang

David Zhang

Enclosure

cc: Henry Wang, Chief Financial Officer, ReneSola Ltd

Exhibit 5.1

Harney Westwood & Riegels LLP Ground Floor, 5 New Street Square London EC4A 3BF Tel: +44 (0) 20 7842 6080 Fax: +44 (0) 20 7353 0487 www.harneys.com
[●] 2013	Your Ref
Our Ref 039181.0023.SCH
BY EMAIL AND POST	Doc ID 437799_2

ReneSola Ltd

No. 8 Baoqun Road, Yaozhuang

Jiashan, Zhejiang 314117

People’s Republic of China

Dear Sirs

ReneSola Ltd, Company No. 1016246 (the “Company”)

Registration Statement on Form F-3

1.	We are lawyers qualified to practise in the British Virgin Islands and have been asked to advise in connection with the Company’s preparation of a Registration Statement (the “Registration Statement”) on Form F-3 to be filed on the date hereof by the Company with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended, relating to the registration under the Securities Act of shares of no par value (the “Shares”), American Depositary Shares, each of which represents two Shares, and preference shares (“Preference Shares” and, together with the Shares, “Equity Securities”, which term includes any ordinary shares or preference shares to be issued pursuant to the conversion, exchange or exercise of any other securities registered under the Registration Statement) of the Company, and any combination of the foregoing.

2.	For the purpose of this opinion, we have examined the following documents and records:

(a)	a final draft copy of the Registration Statement;

(b)	a final draft copy of the prospectus contained in the Registration Statement (the “Prospectus”);

(c)	a copy of the Memorandum and Articles of Association and Certificate of Incorporation of the Company obtained from the British Virgin Islands Registry of Corporate Affairs on 27 June 2013;

(d)	a copy of the minutes of a meeting of the directors containing unanimous resolutions of the directors of the Company dated 28 June 2013 approving, among other things, the form and filing of the Registration Statement (the “Board Resolutions”);

Harney Westwood & Riegels LLP is a limited liability partnership registered in England & Wales

Reg. No. OC302285 VAT No. 795563084

A list of partners is available for inspection at our offices.

British Virgin Islands | Cayman Islands | Cyprus | London | Hong Kong | Montevideo

(e)	information revealed by our searches of:

(i)	the records and information certified by Harneys Corporate Services Limited, the registered agent of the Company, on 27 June 2013 of the statutory documents and records maintained by the Company at its registered office;

(ii)	a copy of the share register of the Company certified as a true copy by the registered agent of the Company on 27 June 2013 (the “Share Register”);

(iii)	the public records of the Company on file and available for inspection at the Registry of Corporate Affairs, Road Town, Tortola, British Virgin Islands on 27 June 2013 ; and

(iv)	the records of proceedings on file with, and available for inspection on 27 June 2013 at the High Court of Justice, British Virgin Islands,

(the “Searches”).

The above are the only documents or records we have examined and the only enquiries we have carried out. In particular we have made no enquiries as to matters of fact other than the Searches.

3.	For the purposes of this opinion we have assumed without further enquiry:

(a)	the authenticity of all documents submitted to us as originals, the conformity with the originals of all documents submitted to us as copies and the authenticity of such originals;

(b)	the genuineness of all signatures and seals;

(c)	the accuracy and completeness of all corporate minutes, resolutions, certificates and records which we have seen;

(d)	that the information indicated by the Searches is and remains true and correct;

(e)	the accuracy of any and all representations of fact expressed in or implied by the documents we have examined;

(f)	that the Board Resolutions remain in full force and effect;

(g)	that all necessary resolutions of the board of directors required under the Memorandum and Articles of Association of the Company to authorise the issue of the Shares have been, or will be passed prior to the date of issue of the Equity Securities;

(h)	that the Company will have sufficient authorised but unissued shares to effect the issue of any of the Equity Securities at the time of issuance, whether as a principal issue or on the conversion, exchange or exercise of any securities;

2

(i)	that the form and terms of any and all Equity Securities (including, without limitation, the designation, powers, preferences, rights, qualifications, limitations and restrictions of Preference Shares), the issuance and sale thereof by the Company, and the Company’s incurrence and performance of its obligations thereunder or in respect thereof in accordance with the terms thereof will not violate the Constitutional Documents nor any applicable law, regulation, order or decree in the British Virgin Islands;

(j)	that all necessary corporate action will be taken to authorise and approve any issuance of Equity Securities (including, if Preference Shares are to be issued, all necessary corporate action to establish one or more series of Preference Shares and fix the designation, powers, preferences, rights, qualifications, limitations and restrictions thereof and, without limitation to the generality of the foregoing, the Registrar of Corporate Affairs in the British Virgin Islands will approve and register any and all required amendments to the memorandum of association of the Company to reflect the creation of the Preference Shares along with any and all filings made to register the increase in the number of shares the Company is authorised to issue), the terms of the offering thereof and related matters, and that the applicable definitive purchase, underwriting or similar agreement and any applicable supplements thereto, will be duly approved, executed and delivered by or on behalf of the Company and all other parties thereto;

(k)	that the issuance and sale of and payment for the Equity Securities will be in accordance with the applicable purchase, underwriting or similar agreement duly approved by the Board, and the Registration Statement (including the prospectus set forth therein and any applicable supplement thereto); and

(l)	that, upon the issue of any Equity Securities, the Company will receive consideration for the full issue price thereof which shall be equal to at least the par value thereof and where any consideration for Equity Securities is in the form of non-cash consideration then (without prejudice to the generality of the foregoing assumptions) all requisite resolutions of directors required pursuant to section 48 of the BVI Business Companies Act (No 16 of 2004) will be passed by the Company to approve such issue(s) of Equity Securities.

4.	Based on the foregoing, and subject to the qualifications expressed below, our opinion is as follows:

(a)	Existence and Good Standing. The Company is a company duly registered with limited liability for an unlimited duration under the BVI Business Companies Act (No 16 of 2004), and is validly existing and in good standing under the laws of the British Virgin Islands. It is a separate legal entity and is subject to suit in its own name.

(b)	Due Issuance. When the Equity Securities are issued as contemplated by the Registration Statement and registered in the Share Register, they will be validly issued fully paid and non-assessable (meaning that any holder of Equity Securities is not liable, solely because of its status as a holder of Equity Securities, for additional assessments or calls on the Equity Securities by the Company or its creditors).

3

(c)	Description of Share Capital. The statements contained under the heading “Description of Share Capital” in the Prospectus insofar and to the extent that they constitute a summary or description of the laws of the British Virgin Islands and a summary of the terms of the Shares and the memorandum and articles of association of the Company, are true and correct in all respects and nothing has been omitted from such statements which would make them misleading in any material respect.

5.	This opinion is confined to and given on the basis of the laws of the British Virgin Islands as they are in force at the date of this opinion. We have made no investigation of, and express no opinion on, the laws of any other jurisdiction.

6.	We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement and to the references made to us in the Registration Statement and to references to us under the headings “Enforceability of Civil Liabilities” and “Legal Matters” in the Prospectus.

Yours faithfully

HARNEY WESTWOOD & RIEGELS LLP

4